SCHEDULE 14A

(RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Filed by the registrant ☐

Filed by a party other than the registrant ☒

Check the appropriate box:

☒ Preliminary proxy statement.

☐ Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2)).

☐ Definitive proxy statement.

☐ Definitive additional materials.

☐ Soliciting material under Rule 14a-12.

HOPFED BANCORP, INC.
(Name of Registrant as Specified in its Charter)

STILWELL VALUE PARTNERS I, L.P.
STILWELL VALUE PARTNERS VI, L.P.
STILWELL ACTIVIST FUND, L.P.
STILWELL ASSOCIATES, L.P.
STILWELL ASSOCIATES INSURANCE FUND
OF THE S.A.L.I. MULTI-SERIES FUND L.P.
STILWELL VALUE LLC
STILWELL ADVISERS LLC
JOSEPH STILWELL
ROBERT BOLTON
JOHN P. O'GRADY
(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

The Stilwell Group

111 Broadway, 12th Floor

New York, NY 10006

(212) 269-1551

INFO@STILWELLGROUP.COM

March [__], 2013

Dear Fellow HFBC Owner,

I am seeking your support as my Group runs an independent nominee for election to HFBC’s Board of Directors. Our intent is to elect someone to the Board who will work for the Company’s owners to maximize shareholder value.

It is our belief that Management and the current Board have done a poor job of allocating capital. For example, instead of repurchasing company shares at a substantial discount to book value, they decided to buy another bank at a premium to book value. According to the Company’s press release dated February 13, 2013, the purchase price is 111% of Sumner Bank’s book value. According to the Company’s press release filed as Exhibit 99.1 to its Form 8-K filed with the Securities and Exchange Commission on January 31, 2013, the Company could repurchase its shares (which closed at $9.95 on February 13, 2013) at a discount of 28.3% below its tangible book value of $13.88 per share as of December 31, 2012.

Electing our nominee will serve as a shareholder mandate and send a message to Management and the Board that they should be held accountable to shareholders.

Sincerely,

Joseph Stilwell

You will only be able to vote for the Stilwell Group's nominee by signing and returning the Group's GREEN proxy card in the accompanying postage-paid envelope or in accordance with your broker's instructions. If you have already returned the Company's card, you can override your previous vote and vote for our slate by returning the GREEN card to us. If you have any questions, please contact our proxy solicitor:

Okapi Partners LLC

437 Madison Avenue, 28th Floor

New York, NY 10022

Toll Free: 855-305-0855

Also, please feel free to call the Stilwell Group:

The Stilwell Group

Attn: Ms. Megan Parisi

111 Broadway, 12th Floor

New York, NY 10006

212-269-1551

info@stilwellgroup.com

[PRELIMINARY COPY—SUBJECT TO COMPLETION]

HOPFED BANCORP, INC.

2013 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT OF THE STILWELL GROUP

IN OPPOSITION TO

THE BOARD OF DIRECTORS OF HOPFED BANCORP, INC.

WHY YOU WERE SENT THIS PROXY STATEMENT

The Stilwell Group is furnishing this Proxy Statement and accompanying GREEN proxy card to the holders of Common Stock of HopFed Bancorp, Inc. (the "Company" or “HopFed Bancorp”). We are seeking proxies to vote at the Annual Meeting in connection with our bid to elect Robert Bolton (the “Nominee”) to the Company’s Board of Directors (the "Board") at the Company's 2013 Annual Meeting of Stockholders. The Annual Meeting is currently expected to be held on May 15, 2013, at 3 p.m., Kentucky time, at [____________], Hopkinsville, Kentucky, and the record date for the Annual Meeting is March 28, 2013. Stockholders who own shares as of the close of business on that date will be entitled to vote at the Annual Meeting.

As there are three directors up for re-election, we are “rounding out” our slate of one candidate by permitting stockholders to also vote for the Company's nominees other than Thomas Miller.  Unless instructed otherwise, proxies will also be voted in favor of ratification of the selection of the Company's independent registered public accounting firm, against the Company's non-binding proposal to approve its executive compensation, and for "1 Year" with respect to the Company's non-binding proposal regarding future advisory votes on executive compensation. Additional voting instructions are stated below. This Proxy Statement and GREEN proxy card are first being mailed or furnished to stockholders on or about March [__], 2013.

In February 2013, representatives of the Stilwell Group communicated with Company representatives. The Group requested that the Company appoint a Group nominated individual to be a director on the Company’s board, and also that the parties reach a meeting of the minds on capital allocation. The Company declined to proceed with this request. Therefore, the Stilwell Group has elected to proceed with this proxy solicitation.

The Stilwell Group, members of which own, as of the date of this Proxy Statement, an aggregate of 567,000 shares of Common Stock, is one of the Company's largest stockholders.

The Stilwell Group consists of:

•	Stilwell Value Partners I, L.P., a Delaware limited partnership ("Stilwell Value Partners II")
•	Stilwell Value Partners VI, L.P., a Delaware limited partnership ("Stilwell Value Partners VI")
•	Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund")

•	Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates")

•	Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., a Delaware limited partnership ("Stilwell SALI Fund")

•	Stilwell Value LLC, a Delaware limited liability company which is the general partner of Stilwell Value Partners I, Stilwell Value Partners VI, Stilwell Activist Fund, and Stilwell Associates ("Stilwell Value LLC")

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•	Stilwell Advisers LLC, a Delaware limited liability company ("Stilwell Advisers") which is the investment subadviser of Stilwell SALI Fund

•	Joseph Stilwell, individually and as the managing member of Stilwell Value LLC and Stilwell Advisers

•	Robert Bolton, nominee

•	John P. O'Grady, alternate nominee

Additional information concerning the Group is set forth under the headings "Proposal Number 1: Election of Directors" and "Certain Information Regarding the Participants" and in Appendix A.

IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY.  IF YOU ARE A RECORD HOLDER (NAMELY, YOU OWN YOUR COMPANY STOCK IN CERTIFICATE FORM), PLEASE SIGN AND DATE YOUR GREEN PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED. IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THEM TO VOTE THE GREEN PROXY CARD ON YOUR BEHALF (YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY PERMIT YOU TO VOTE VIA THE INTERNET OR BY TELEPHONE).

We urge you not to return any white proxy card sent to you by the Company. Remember, your last dated proxy is the only one that counts. If you are a registered holder, return the GREEN proxy card as explained in the instructions on the GREEN proxy card, even if you previously delivered a proxy to the Company. If your shares are held in street name, contact the person responsible for your account and instruct them to execute and return the GREEN proxy card on your behalf.

Please refer to the Company's definitive proxy statement when it becomes available for a full description of management's candidates for election as directors.

Holders of record of shares of the Common Stock on the record date for the Annual Meeting are urged to vote even if your shares have been sold after that date.

If you have any questions or need assistance in voting your shares, please call:

Okapi Partners LLC

Attn: Bruce H. Goldfarb or Charles W. Garske

437 Madison Avenue, 28th Floor

New York, NY 10022

Call Toll-Free: 855-305-0855

Also, please feel free to call the Stilwell Group:

The Stilwell Group

Attn: Ms. Megan Parisi

111 Broadway, 12th Floor

New York, NY 10006

212-269-1551

info@stilwellgroup.com

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PROPOSAL NUMBER 1: ELECTION OF DIRECTORS

The Board currently consists of eight members. Three seats on the Board are up for election at the Annual Meeting. The terms of directors Steve Hunt, Thomas Miller and Michael Woolfolk will expire at this year’s Annual Meeting. At the Annual Meeting, the Group will seek to elect Robert Bolton (the "Nominee"), who has consented to being named in this Proxy Statement and to serving as a director on the Board if elected. The election of Mr. Bolton requires the affirmative vote of a plurality of the votes cast. Directors are elected by a plurality of the shares voted at the Annual Meeting without regard to either broker non-votes or proxies as to which the authority to vote for the nominee is withheld. If elected and seated, our Nominee will be entitled to serve a three-year term. Mr. Bolton is a portfolio manager and the President of Iron Bay Capital Inc. We believe he would be a valuable addition to the Board.  As there are three directors up for re-election, we are "rounding out" our slate of one candidate by permitting stockholders to also vote for the Company's nominees other than Thomas Miller. There is no assurance that the candidates nominated by the Company will serve as a Director if the Stilwell Group’s Nominee is elected. For additional information regarding the Company's nominees for election as directors, please refer to the Company's definitive proxy statement when it becomes available.

If you sign and return the Stilwell Group's GREEN proxy card, you will be deemed to have voted FOR Mr. Bolton unless you instruct otherwise.

Robert Bolton: Mr. Bolton has over 20 years' experience in banking, asset management and equity trading.  He is currently the founder and president of Iron Bay Capital, Inc., which is the portfolio manager for Iron Bay Fund, LP. Iron Bay Fund, LP. is a domestic long/short fund that focuses on investing in the securities of US domiciled publicly traded financial services companies, particularly community banks. Mr. Bolton serves as the chief investment officer and president of Iron Bay Fund, LP. His responsibilities include overseeing the research effort for Iron Bay Fund, LP. and ultimately making all buy/sell investment decisions. Prior to forming Iron Bay Capital in 2011, Mr. Bolton worked at Mendon Capital Advisors for eight years, where he was managing director and head trader.  He was responsible for overseeing four different domestic equity financial services portfolios, two of which were long/short in strategy (including the Burnham Financial Funds: BURKX & BURFX).  He was a senior member of the investment committee and was in charge of strategy implementation and trading.  Prior to Mendon, he was a senior market maker/proprietary trader for Pershing Trading Company and a banker with The Bank of New York.  He has a background in both fundamental and technical research.  Mr. Bolton has appeared on Bloomberg Television and Bloomberg Radio.  He has also been quoted in publications such as Business Week, The New York Times, LA Times, CNN Money, The American Banker, SNL Financial and the Rochester Business Journal.  Mr. Bolton earned a BA in Philosophy from St. Bonaventure University and attended the University of Rochester. He is not employed by any parent, subsidiary or other affiliate of the Company.

We note that there can be no assurance that Mr. Bolton, if elected and seated, will be successful in persuading other members of the Board to adopt any of his suggestions, because Mr. Bolton would constitute one member out of eight, a minority position. Although the Stilwell Group believes a sale of the Company may be in the best interests of stockholders, the Group has no proposals or plans regarding a sale.

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Specific Qualities: Mr. Bolton has an extensive banking background and experience in asset management and equity trading. He also possesses significant finance expertise. This experience would be helpful in addressing the challenges the bank faces.

If Mr. Bolton is unable to serve as a director, the proxies named on the attached GREEN proxy card will vote for the election of our alternate nominee, John P. O'Grady (the "Alternate Nominee") discussed below. Our Nominee and Alternate Nominee are "independent" as defined in Rule 5605(a)(2) of the listing standards for companies quoted on The NASDAQ Stock Market.

On March 18, 2013, the Stilwell Group provided the Company with notice, in accordance with the Company's Certificate of Incorporation, of the Stilwell Group's intention to nominate Mr. Bolton for election to the Board. We did this because the Company's Certificate of Incorporation requires that advance notice of nominations be provided to the Company's Secretary in advance of the Annual Meeting. In order to preserve our ability to nominate Mr. O'Grady in the future, should Mr. Bolton be unable to serve, we were required to provide advance notice for both individuals. As stated above, however, we intend to nominate Mr. O'Grady only in the event that Mr. Bolton is unable to serve as a director. In addition, we reserve the right to solicit proxies for the election of any other substitute nominee if the Company makes or announces any changes to its charter documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying our Nominee, to the extent this is not prohibited under the Company’s charter documents and applicable law.  In any such case, shares represented by the enclosed GREEN proxy card will be voted for such substitute nominee.  We reserve the right to nominate additional persons, to the extent this is not prohibited under the Company’s charter documents and applicable law, if the Company increases the size of its board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

John P. O'Grady : Mr. O'Grady has been the managing member and a portfolio manager and trader at Tucana Capital Management LLC since October 2007. The funds under management currently total $15 million. Mr. O'Grady has also been a portfolio manager at both Renatus Investments and Renasco Investments since July 2011. He has extensive experience in investment banking and distressed real estate, including mortgage backed securities, foreclosures, purchase and sale of REO properties, and short sales. Mr. O'Grady formed a real estate fund in 2009, which studied mispriced real estate assets listed for sale by banks. The fund also invested in small, mid-sized and large capitalization banks. Mr. O'Grady was employed in trading and investment banking in the global institutional fixed income market for 10 years, from 1997 to 2007, with Merrill Lynch Pierce Fenner & Smith. He has also served as an Associate Director and a Director on global (NY, London, Tokyo) trading desks for various products including US Treasury Securities, U.S. Government Agency Securities, and derivatives and swaps. Mr. O'Grady was formerly licensed as an NASD market maker. He holds B.S. and M.S. degrees in engineering from M.I.T. and an M.B.A. from UCLA. He is not employed by any parent, subsidiary or other affiliate of the Company.

Specific Qualities: Mr. O'Grady has experience in investment banking and real estate. His past experience in real estate funds, investments and trading would make him a valuable asset to the board. His experience would be helpful in addressing the challenges the bank faces.

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[PROPOSAL NUMBER 2:] RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company will also submit to a vote of stockholders ratification of the appointment of Rayburn, Bates & Fitzgerald P.C. as the Company's independent registered public accounting firm for 2013. We intend to vote, and recommend that you vote, FOR [Proposal 2].

[PROPOSAL NUMBER 3:] ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Company will also submit to an advisory vote a proposal for the stockholders to approve the compensation of the Company's named executive officers. This non-binding vote is commonly referred to as a “say-on-pay vote”. We intend to vote, and recommend that you vote, AGAINST [Proposal 3]. The reason we recommend this is because we believe, as described elsewhere in our proxy materials, that the Company has done a poor job of allocating capital, and we believe the executive officers should be held accountable.

The compensation of the Company's named executive officers will be deemed to be approved if the votes cast in favor of [Proposal 3] exceed the votes cast against it at the Annual Meeting. Abstentions and broker non-votes will have no effect on the outcome of the vote.

[PROPOSAL NUMBER 4:] ADVISORY VOTE ON THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

The stockholders will also be asked to vote, on an advisory or non-binding basis, on how frequently the Company should hold an advisory vote on the compensation of executive officers. When voting, stockholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two, or three years, or they may abstain from the vote. We intend to vote, and recommend that you vote, FOR "1 YEAR" for future advisory votes on executive compensation. We believe that this voting frequency would ensure greater accountability to shareholders.

The option that receives the highest number of advisory votes cast by stockholders will be the frequency for the advisory vote on executive compensation deemed to have been selected by stockholders. Abstentions and broker non-votes will have no effect on the outcome of the vote.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Except as described herein, there are no material proceedings to which any Stilwell Group member, or any associate of any Group member, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described in Appendix A, no Group member or any associate of any Group member has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a stockholder of the Company.

Except as described in Appendix A, no Group member or any associate of any Group member (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $120,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company; (4) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (5) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

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No Group member or any associate of any Group member, during the past 10 years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Additional information concerning the Group, including, but not limited to, beneficial ownership of and transactions in the Common Stock, is set forth in Appendix A.

OTHER MATTERS

The Stilwell Group anticipates that the Company's definitive proxy statement, when it becomes available, will contain information regarding (1) the securities ownership of certain beneficial owners and management; (2) the committees of the Board; (3) the meetings of the Board and all Board committees; (4) the background of the Company's nominees for election as directors; (5) the compensation of the Company's directors and executive officers; (6) the services and fees of the Company's independent registered public accountants; (7) voting procedures, including the share vote required for matters to be acted on at the Annual Meeting; (8) the deadlines for submission of stockholder proposals and nominees; and (9) the number of shares outstanding on the record date for the Annual Meeting. The Group has no knowledge of the accuracy of the Company's disclosures in its proxy materials.

SOLICITATION; EXPENSES

Proxies may be solicited by the Stilwell Group by mail, e-mail; advertisement, telephone, facsimile, and personal solicitation. Phone calls will be made to stockholders by Joseph Stilwell and certain of his personnel, as well as employees of Okapi Partners LLC. Mr. Stilwell will be principally responsible for soliciting proxies for the Group and certain of his personnel will perform additional work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Group's solicitation material to their customers for whom they hold shares and the Group will reimburse them for their reasonable out-of-pocket expenses. The Group has retained Okapi Partners LLC to assist in the solicitation of proxies and for related services. The Group will pay Okapi Partners LLC a fee of up to $20,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Group has agreed to indemnify Okapi Partners LLC against certain liabilities and expenses. Approximately 20 persons will be used by Okapi Partners LLC in its solicitation efforts.

Although a precise estimate cannot be made at the present time, the Group currently estimates that the total expenditures relating to the proxy solicitation to be incurred by the Group will be approximately $75,000, of which approximately $10,000 has been incurred to date. The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by the Group. The Group intends to seek reimbursement from the Company for the entire cost of our solicitation and does not intend to submit the question of such reimbursement to a vote of stockholders.

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WHO CAN VOTE AT THE ANNUAL MEETING

The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is March 28, 2013.  Stockholders of the Company as of the close of business on the record date are entitled to one vote at the Annual Meeting for each share of Common Stock held on the record date. It is anticipated that the proxy statement to be filed by the Company will state the number of shares issued and outstanding on the record date.

HOW TO VOTE BY PROXY

To elect the Stilwell Group’s Nominee to the Board, if you are a record holder (namely, you own your Company stock in certificate form), you can vote by marking your vote on the GREEN proxy card we have enclosed, signing and dating it, and mailing it in the postage-paid envelope we have provided.  If your shares are held in “street name,” follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct them to vote your shares.  Your broker, nominee, fiduciary or other custodian may permit you to vote via the Internet or by telephone.  Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares now.  Please contact our proxy solicitor Okapi Partners LLC at 855-305-0855 if you require assistance in voting your shares.  This Proxy Statement and the accompanying form of GREEN proxy card are available at www.myproxyonline.com/HopFedBancorp.

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the GREEN proxy card but do not make any specific choices, your shares will be voted: (a) “FOR” the election of our Nominee to the Board of Directors, (b) “FOR” the ratification of the appointment of Rayburn, Bates & Fitzgerald P.C. as the Company's independent registered public accounting firm for 2013, (c) "AGAINST" the Company's non-binding proposal to approve its executive compensation, and (d) FOR "1 Year" with respect to the Company's non-binding proposal relating to future advisory votes on executive compensation.

You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company’s nominees for election as directors.  The Stilwell Group is NOT seeking authority to vote for and will NOT exercise any authority to vote for Thomas Miller, one of the Company’s nominees.

Rule 14a-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), governs our use of our discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before commencing our solicitation of proxies.  It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in this Proxy Statement.  If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card.  At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

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If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions.  Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the GREEN proxy card on your behalf.  You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the Internet).  Please do this for each account you maintain to ensure that all of your shares are voted.

Many banks and brokerage firms are participating in programs that allow eligible stockholders to vote by telephone or via the Internet.  If your bank or brokerage firm is participating in a telephone voting program or Internet voting program, then such bank or brokerage firm will provide you with instructions for voting by telephone or the Internet on the voting form.  Telephone and Internet voting procedures, if available through your bank or brokerage firm, are designed to authenticate your identity to allow you to give your voting instructions and to confirm that your instructions have been properly recorded.  Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies.  If your bank or brokerage firm does not provide you with a voting form, but instead you receive our GREEN proxy card, then you should mark our proxy card, date it and sign it, and return it in the enclosed postage-paid envelope.

VOTING AND PROXY PROCEDURES

The Board of Directors of the Company is divided into three classes of directors with staggered terms of three years.  Under Delaware law and the Company's bylaws, directors are elected by a plurality of the shares voted at the Annual Meeting without regard to either broker non-votes or proxies as to which the authority to vote for the nominee is withheld. Plurality means that individuals who receive the largest number of votes cast are elected, up to the maximum number of directors to be elected at the Annual Meeting. If elected and seated, Mr. Bolton would serve for a three-year term expiring in 2016.  Stockholders of the Company are not permitted to cumulate their votes for the election of directors.

The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding entitled to vote at the Annual Meeting will constitute a quorum.  Proxies relating to “street name” shares that are voted by brokers on some but not all of the matters before stockholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is not given to the broker (“broker non-votes”).  Accordingly, broker non-votes will not affect the outcome of the election of directors, and are not counted in determining whether a matter requiring approval of a majority of the shares present and entitled to vote has been approved.

At this meeting, proxies relating to “street name” shares will not be voted for any matters presented at the Annual Meeting unless the stockholder gives instructions on how to vote the stockholder’s shares.

The election of Mr. Bolton requires the affirmative vote of a plurality of the votes present in person or represented by proxy at the Annual Meeting.  Assuming the presence of a quorum at the Annual Meeting, [Proposal 2 and Proposal 3] will require the affirmative vote of a majority of the votes cast at the Annual Meeting. For [Proposal 4], the option that receives the highest number of advisory votes cast by stockholders will be deemed to have been selected by stockholders.

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THE STILWELL GROUP URGES YOU TO VOTE FOR THE ELECTION OF THE GROUP'S NOMINEE AS A DIRECTOR OF THE COMPANY AS SOON AS POSSIBLE.  PROXIES SOLICITED BY THIS PROXY STATEMENT MAY BE EXERCISED ONLY AT THE ANNUAL MEETING (AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF) IN ACCORDANCE WITH YOUR INSTRUCTIONS AND WILL NOT BE USED FOR ANY OTHER MEETING.

A proxy given pursuant to this solicitation may be revoked at any time before it is voted. If you are a record holder, you may revoke your proxy and change your vote by: (1) the timely delivery of a duly executed proxy bearing a later date, (2) providing timely written notice of revocation to the Company’s Corporate Secretary at the Company’s principal executive offices at 4155 Lafayette Road, Hopkinsville, Kentucky 42240, or (3) attending the Annual Meeting and giving oral notice of your intention to vote in person.  If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote: (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares in person, by attending the Annual Meeting, presenting the completed legal proxy to the Company and voting in person.  You should be aware that simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy. If you have already sent a white proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the GREEN proxy card or by voting in person at the Annual Meeting.

Only holders of record as of the close of business on the record date for the Annual Meeting, March 28, 2013, will be entitled to vote at the Annual Meeting.  If you were a stockholder of record on the record date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the record date.   Accordingly, it is important that you vote the shares held by you on the record date, or grant a proxy to vote such shares, even if you sell your shares after the record date.

IMPORTANT:  If you wish to support Mr. Bolton, please sign, date and return only the Stilwell Group’s GREEN proxy card.  If you later vote on management’s white proxy (even if it is to withhold authority to vote for management’s nominees), you will revoke your previous vote for Mr. Bolton.  Please discard the Company’s white proxy card.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

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IF YOU SIGN THE GREEN PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE HOPFED BANCORP, INC. COMMON STOCK REPRESENTED BY THE GREEN PROXY CARD FOR THE ELECTION OF ROBERT BOLTON AND THE PERSON WHO HAS BEEN NOMINATED BY THE COMPANY TO SERVE AS A DIRECTOR, OTHER THAN THOMAS MILLER, FOR THE RATIFICATION OF RAYBURN, BATES & FITZGERALD P.C. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2013, AGAINST THE COMPANY'S NON-BINDING PROPOSAL TO APPROVE ITS EXECUTIVE COMPENSATION, AND FOR "1 YEAR" WITH RESPECT TO THE COMPANY'S NON-BINDING PROPOSAL REGARDING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION.

ADDITIONAL INFORMATION

The information concerning the Company contained in this Proxy Statement has been taken from, or is based upon, publicly available information.

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that the Company files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  These SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at www.sec.gov.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT.  PLEASE VOTE FOR MR. BOLTON.  ONLY YOUR LATEST DATED PROXY COUNTS.  EVEN IF YOU HAVE ALREADY RETURNED A WHITE PROXY TO THE COMPANY’S BOARD OF DIRECTORS, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY RETURNING A GREEN PROXY TO US AS PROVIDED BELOW.

IF YOU ARE A RECORD HOLDER, PLEASE VOTE BY SIGNING, DATING, AND MAILING (IN THE ENCLOSED POSTAGE-PAID ENVELOPE) THE ENCLOSED GREEN PROXY CARD AS SOON AS POSSIBLE.  IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, FOLLOW THE DIRECTIONS GIVEN BY THE BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN REGARDING HOW TO INSTRUCT THEM TO VOTE YOUR SHARES.

10

This Proxy Statement and the accompanying form of GREEN proxy card are available at www.myproxyonline.com/HopFedBancorp.  If you have any questions or require any assistance, please contact Okapi Partners LLC, proxy solicitors for the Stilwell Group, at the following address and telephone number:

Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, NY 10022
Toll Free: 855-305-0855

Please feel free to call or email the Stilwell Group as follows:

The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006
(212) 269-1551
Attention: Ms. Megan Parisi
info@stilwellgroup.com

Sincerely,

/s/ Joseph Stilwell
Joseph Stilwell
The Stilwell Group

March 28, 2013

11

APPENDIX A

IDENTITY OF PARTICIPANTS

The participants in this solicitation include Stilwell Value Partners I, L.P., a Delaware limited partnership ("Stilwell Value Partners I"); Stilwell Value Partners VI, L.P., a Delaware limited partnership ("Stilwell Value Partners VI"); Stilwell Activist Fund, L.P., a Delaware limited liability partnership (“Stilwell Activist Fund”); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., a Delaware limited partnership ("Stilwell SALI Fund"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), Stilwell Advisers LLC, a Delaware limited liability company ("Stilwell Advisers"), and Joseph Stilwell (collectively, the "Beneficial Owners"), as well as Robert Bolton and John P. O'Grady (together, the "Nominees," and collectively with the Beneficial Owners, the "Group" or "Participants").

With respect to each Participant, other than as disclosed in this Appendix A, such Participant is not, and, within the past year, was not a party to any contract, arrangement or understanding with any person with respect to any securities of HopFed Bancorp, Inc. (the "Company"), including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners I, Stilwell Value Partners VI, Stilwell Activist Fund, and Stilwell Associates, and Joseph Stilwell, in his capacity as the managing member and 99% owner of Stilwell Value LLC and Stilwell Advisers, are entitled to an allocation of a portion of profits.

With respect to each Participant, other than as disclosed in this Appendix A, neither such Participant nor any of such Participant's associates has any arrangement or understanding with any person with respect to (A) any future employment by the Company or its affiliates or (B) any future transactions to which the Company or any of its affiliates will or may be a party.

DIRECT BENEFICIAL OWNERSHIP OF PARTICIPANTS

The table below shows the number of shares of Common Stock beneficially owned directly by each Participant. Any Participant not listed in the table does not have direct beneficial ownership of Common Stock. The indirect beneficial ownership of Common Stock by the Participants is described under "Description of Beneficial Ownership and Beneficial Owners" below.

Tittle of Class	Name of Beneficial Owner	Direct Beneficial Ownership	Percent of Class (1)

Common Stock, par value $0.01 per share ("Common Stock")	Stilwell Value Partners I	125,000	1.7%

Common Stock	Stilwell Value Partners VI	200,000	2.7%

Common Stock	Stilwell Activist Fund	50,000	0.7%

Common Stock	Stilwell Associates	170,000	2.3%

Common Stock	Stilwell SALI Fund	22,000	0.3%

(1) The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 7,502,812, reported as the number of outstanding shares as of December 31, 2012, in the Company's Form 8-K filed with the Securities and Exchange Commission on January 31, 2013.

A-1

DESCRIPTION OF BENEFICIAL OWNERSHIP AND BENEFICIAL OWNERS

Joseph Stilwell is the managing member of and owner of more than 99% of the equity in Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Stilwell Value Partners VI, Stilwell Activist Fund, and Stilwell Associates. Joseph Stilwell is the managing and sole member of Stilwell Advisers, LLC, which is the investment adviser to Stilwell SALI Fund.

The business address of Stilwell Value Partners I, Stilwell Value Partners VI, Stilwell Activist Fund, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Stilwell SALI Fund and Stilwell Advisers is 315 Clocktower Commons, Brewster, New York 10508.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners I, Stilwell Value Partners VI, Stilwell Activist Fund, Stilwell SALI Fund, and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is a registered investment adviser and serves as the general partner of Stilwell Value Partners I, Stilwell Value Partners VI, Stilwell Activist Fund, Stilwell Associates, and related partnerships. Stilwell Advisers is in the business of serving as the investment subadviser to Stilwell SALI Fund.

Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Stilwell Value Partners VI, Stilwell Activist Fund, and Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners I, Stilwell Value Partners VI, Stilwell Activist Fund, and Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners I, Stilwell Value Partners VI, Stilwell Activist Fund, and Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners I, Stilwell Value Partners VI, Stilwell Activist Fund, and Stilwell Associates with regard to those shares of Common Stock.

Because he is the managing and sole member of Stilwell Advisers, which is the investment subadviser to Stilwell SALI Fund, Joseph Stilwell has the power to direct the affairs of Stilwell SALI Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell SALI Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell SALI Fund with respect to those shares of Common Stock.

The Beneficial Owners may be deemed to beneficially own, in the aggregate, 567,000 shares of Common Stock, representing approximately 7.6% of the Company's outstanding shares of Common Stock (based upon the 7,502,812 shares of Common Stock reported as the number of outstanding shares as of December 31, 2012, in the Company's Form 8-K filed with the Securities and Exchange Commission on January 31, 2013). The Beneficial Owners have an interest in the election of directors at the Annual Meeting as stockholders.

A-2

TWO YEAR SUMMARY TABLE

The following table indicates the date of each purchase and sale of shares of Common Stock by Mr. Stilwell and entities affiliated with Mr. Stilwell within the past two years and the number of shares of Common Stock in each purchase and sale.

Name	Date	Shares of Common Stock Purchased/(Sold) (2)
Stilwell Value Partners I	02/14/13	12,009
Stilwell Value Partners I	02/14/13	103,930
Stilwell Value Partners I	02/15/13	600
Stilwell Value Partners I	03/04/13	8,461

Stilwell Value Partners VI	10/18/11	7,500	(1)
Stilwell Value Partners VI	12/07/11	5,800
Stilwell Value Partners VI	12/08/11	1,770
Stilwell Value Partners VI	12/09/11	1,144
Stilwell Value Partners VI	12/12/11	7,378
Stilwell Value Partners VI	12/13/11	12,149
Stilwell Value Partners VI	12/14/11	23,576
Stilwell Value Partners VI	12/15/11	1,400
Stilwell Value Partners VI	12/16/11	1,581
Stilwell Value Partners VI	12/19/11	10,574
Stilwell Value Partners VI	12/20/11	117
Stilwell Value Partners VI	12/21/11	10,000
Stilwell Value Partners VI	12/21/11	9,340
Stilwell Value Partners VI	02/12/13	(3,300)
Stilwell Value Partners VI	02/14/13	112
Stilwell Value Partners VI	02/14/13	971

Stilwell Activist Fund	01/18/13	600
Stilwell Activist Fund	02/07/13	5,000
Stilwell Activist Fund	02/14/13	4,600
Stilwell Activist Fund	02/14/13	39,800

Stilwell Associates	12/22/11	15,700
Stilwell Associates	12/23/11	4,300
Stilwell Associates	12/27/11	33,815
Stilwell Associates	12/28/11	4,485
Stilwell Associates	12/30/11	5,213
Stilwell Associates	01/30/12	3,500
Stilwell Associates	02/06/12	500
Stilwell Associates	02/07/12	1,666
Stilwell Associates	05/03/12	7,834
Stilwell Associates	06/06/12	1,000
Stilwell Associates	06/08/12	70
Stilwell Associates	06/19/12	998
Stilwell Associates	07/02/12	90
Stilwell Associates	07/03/12	4,237
Stilwell Associates	07/06/12	100
Stilwell Associates	07/17/12	22
Stilwell Associates	08/14/12	573
Stilwell Associates	11/08/12	1,800
Stilwell Associates	11/12/12	1,800
Stilwell Associates	11/13/12	2,300
Stilwell Associates	11/14/12	1,151
Stilwell Associates	11/16/12	5,000
Stilwell Associates	11/19/12	1,233
Stilwell Associates	01/18/13	2,259
Stilwell Associates	01/25/13	2,741
Stilwell Associates	01/28/13	20,000
Stilwell Associates	01/29/13	100
Stilwell Associates	01/30/13	3,616
Stilwell Associates	02/01/13	138
Stilwell Associates	02/04/13	129
Stilwell Associates	02/06/13	9,868
Stilwell Associates	02/07/13	5,000
Stilwell Associates	02/14/13	2,979
Stilwell Associates	02/14/13	25,783

A-3

Stilwell SALI Fund	02/06/12	10,000
Stilwell SALI Fund	01/28/13	9,000
Stilwell SALI Fund	01/30/13	1,000
Stilwell SALI Fund	02/06/13	2,000

(1) These shares of Common Stock were acquired in connection with the Company's declaration of a common stock dividend of 2%. The date of record for the common stock dividend was October 3, 2011.

(2) Such funds were provided from time to time, in part by margin account loans from subsidiaries of Fidelity Brokerage Services LLC and Morgan Stanley extended in the ordinary course of business. All purchases of shares of Common Stock made by the Group using funds borrowed from Fidelity Brokerage Services LLC or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. There are currently no outstanding loans or indebtedness by the Group with respect to its shares of Common Stock.

INFORMATION ABOUT NOMINEES

With respect to each Nominee, such Nominee is independent under the independence standards applicable to the Company under (i) paragraph (a)(1) of Item 407 of Regulation S-K and (ii) NASDAQ Listing Rule 5605.

A-4

NAME	Robert Bolton

AGE:	44

BUSINESS ADDRESS: RESIDENTIAL ADDRESS:	2507 Browncroft Boulevard, # 102 Rochester, NY 14625 34 Bainbridge Lane Webster, NY 14580

PRINCIPAL OCCUPATION OR EMPLOYMENT:	See Proxy Statement section "PROPOSAL NUMBER 1: ELECTION OF DIRECTORS"

CITIZENSHIP:	United States

Mr. Bolton has an interest in the election of directors at the Company's annual meeting pursuant to the Nominee Agreement attached as Exhibit 2 and the Stock Option Agreement attached as Exhibit 4 to the Schedule 13D filed with the Securities and Exchange Commission on March 19, 2013, by the Stilwell Group. Under the Nominee Agreement, Mr. Bolton agreed to be nominated to the Board of Directors of the Company for the 2013 election and the Stilwell Group agreed to reimburse Mr. Bolton for his expenses incurred in connection with his nomination to the Board of Directors. Under the Stock Option Agreement, Mr. Bolton was granted the option to purchase an aggregate of 40,000 shares of Common Stock owned by the Stilwell Group at a purchase price of $10.23 per share ("Option Shares"). The Option Shares will vest upon the Company announcing that Mr. Bolton has been seated on the Board and become exercisable upon a change in control of the Company. The options expire in three years. Mr. Bolton does not, and his associates do not, own, beneficially or of record, any shares of Common Stock of the Company.

NAME	John P. O'Grady

AGE:	46

BUSINESS ADDRESS: RESIDENTIAL ADDRESS:	30 Two Bridges Rd #220 Fairfield, NJ 07004 91 Midvale Mountain Rd Mahwah, NJ 07430

PRINCIPAL OCCUPATION OR EMPLOYMENT:	See Proxy Statement section "PROPOSAL NUMBER 1: ELECTION OF DIRECTORS"

CITIZENSHIP:	United States

Mr. O'Grady entered into a Nominee Agreement attached as Exhibit 3 to the Schedule 13D filed with the Securities and Exchange Commission on March 19, 2013, by the Stilwell Group. Under the Nominee Agreement, Mr. O'Grady agreed to be nominated to the Board of Directors of the Company for the 2013 election and the Stilwell Group agreed to reimburse Mr. O'Grady for his expenses incurred in connection with his nomination to the Board of Directors.

A-5

[PRELIMINARY PROXY CARD]

▼ DETACH PROXY CARD HERE ▼

PROXY

This proxy is solicited by the Stilwell Group in opposition to the Board of Directors of HopFed Bancorp, Inc.

for the 2013 Annual Meeting of Stockholders

This solicitation is not being made by the Board of Directors of HopFed Bancorp, Inc.

The undersigned hereby appoints Ms. Corissa Briglia, Mr. Charles W. Garske, Mr. Bruce H. Goldfarb, Ms. Megan Parisi, and Mr. Spencer L. Schneider, and, and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $0.01 per share, of HopFed Bancorp, Inc. (“HopFed Bancorp” or the “Company”) which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at the [________] located at [______________], on May 15, 2013 at 3 p.m., Kentucky Time, or any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

This proxy, when properly executed will be voted in the manner directed herein by the undersigned stockholder. Unless otherwise specified, this proxy will be voted “FOR” the election of the Stilwell Group’s Nominee for election as director as noted on the reverse, “FOR” the ratification of the appointment of Rayburn, Bates & Fitzgerald P.C. as the Company’s independent registered public accounting firm for 2013, "AGAINST" the Company's non-binding proposal to approve its executive compensation, and FOR "1 Year" with respect to the Company's non-binding proposal regarding future advisory votes on executive compensation. This proxy revokes all prior proxies given by the undersigned.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 15, 2013. The Stilwell Group's Proxy Statement and form of GREEN proxy card are available at www.myproxyonline.com/HopFedBancorp.

For registered shares, your proxy must be received by 11:59 P.M. Central Daylight Time on May 14, 2013.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

[PRELIMINARY PROXY CARD]

▼ DETACH PROXY CARD HERE ▼

The Stilwell Group recommends that you vote “FOR” the election of the Stilwell Group’s Nominee, Robert Bolton, as a director, “FOR” the ratification of the appointment of Rayburn, Bates & Fitzgerald P.C. as the Company’s independent registered public accounting firm, "AGAINST" the Company's non-binding proposal to approve its executive compensation, and FOR "1 Year" with respect to the Company's non-binding proposal regarding future advisory votes on executive compensation.

1.	ELECTION OF DIRECTORS

– To elect Mr. Robert Bolton

o FOR	o WITHHOLD

The Stilwell Group intends to use this proxy to vote for the persons who have been nominated by the Company to serve as Directors, other than the Company nominee noted below. There is no assurance that the candidates nominated by the Company will serve as Directors if the Stilwell Group’s Nominee is elected. You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the name, background, qualifications and other information concerning the Company’s nominees. The Stilwell Group is NOT seeking authority to vote for and will NOT exercise any authority for Thomas Miller.

Note: If you wish to withhold authority from voting on persons who have been nominated by the Company to serve as Director, other than Thomas Miller, write the name of the Company nominee in the following space:

2.	RATIFICATION OF THE APPOINTMENT OF RAYBURN, BATES & FITZGERALD P.C. AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR HOPFED BANCORP, INC. FOR THE YEAR ENDING DECEMBER 31, 2013.

o FOR	o AGAINST	o ABSTAIN

3.	ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION.

o FOR	o AGAINST	o ABSTAIN

4.	ADVISORY VOTE ON THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION.

o 1 YEAR          o 2 YEARS           o 3 YEARS           o ABSTAIN

In his or her discretion, each Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the Proxy Statement provided herewith.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.

Dated: _____________	Signature
Title:

Signature (if held jointly)
Title:

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

Electronic Voting Instructions

You can Vote by Internet or telephone!

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m. Central Daylight Time, on May 14, 2013.

Vote by Internet

•	Log on to the Internet and go to www.myproxyonline.com
•	Follow the steps outlined on the secured website.

Vote by telephone

•	Call toll free 1-866-437-4543 within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.